Friendly Energy Exploration

March 18, 2010

James Giugliano, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Friendly Energy Exploration

File No. 000-31423

SEC Comment letter dated March 5, 2010

Dear Mr. Giugliano:

On behalf of Friendly Energy Exploration, a Nevada corporation, (the "Company") is pleased to advise you that we have received and reviewed your letter dated March 5, 2010 pertaining to various Form 10-Ks as filed with the Securities & Exchange Commission (the “Commission”) for the years ended 2000-2004, 2006 and 2008 (the "Filings").

With respect to the Filings, we are currently working on the responses to the comments set forth in the Commission's letter and expect that we will file responses thereto by March 31, 2010.

Thank you for your attention to this matter.  Please do not hesitate to contact me directly with any questions.

Very truly yours,

/s/

Douglas Tallant, CEO

502 North Division Street

Phone:  (702) 953-0411

Carson City, NV 89703

Fax: (702) 987-1355